Exhibit 99.3

CASTOR MARITIME INC. 223 CHRISTODOULOU CHATZIPAVLOU STREET HAWAII ROYAL GARDENS 3036 LIMASSOL, CYPRUS
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The Board of Directors recommends you vote FOR
the nominee listed in proposal 1:
1.	THE ELECTION OF CLASS C DIRECTOR TO SERVE UNTIL
THE 2026 ANNUAL MEETING OF SHAREHOLDERS:

	Nominees	For	Against	Abstain
1a.	Petros
	Panagiotidis	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 2:		For	Against	Abstain

2.	To approve the appointment of Deloitte Certified Public Accountants S.A., as the Company's independent auditors for the fiscal year of 2023.	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 3:		For	Against	Abstain

1.
To approve one or more amendments to the Company's Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common shares, at a ratio of not less than one-for-two and not more than one-for-100 and in the aggregate at a ratio of not more than one-for-100, inclusive.
		☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com

CASTOR MARITIME INC.
Proxy for Annual Meeting of Shareholders on September 1, 2023
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Petros Panagiotidis with full power of substitution and power to act alone, as proxy to vote all of the common shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Castor Maritime Inc., to be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, on September 1, 2023 at 6:00 p.m. local time, and at any adjournments or postponements thereof, as follows:

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side